UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Martin Marietta Materials, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

 573284106

(CUSIP Number)

Nevada Asset Holding
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands
Tel: 1 345 949 9876

With a Copy to:

Geoffrey W. Levin
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY  10281
Tel: +1 212 504 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 4, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☑Rule 13d-1(c)

☐Rule 13d-1(d)

CUSIP No.573284106

(1)
Names of reporting person:

Nevada Asset Holding (and together with South Dakota Asset Holding, Wyoming Asset Holding and Ms. Heba Iskander, the “Reporting Persons”).

I.R.S. Identification Nos. of above persons (entities only):  NA

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒
(3)	SEC use only:
(4)	Place of incorporation: Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 1,466,260
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 1,466,260
(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,466,260
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA
(11)	Percent of Class Represented by Amount in Row (9): 2.20%.1
(12)	Type of Reporting Person: CO

1 This percentage is calculated based upon 66,604,000 shares expected to be outstanding on a pro-forma basis as of March 31, 2014, as set forth in the Issuer’s registration statement filed on Form S-4 with the Securities and Exchange Commission on May 21, 2014, giving effect to the number of shares expected to be issued by the Issuer to holders of common stock of Texas Industries, Inc. (“TXI”) in connection with that certain Agreement and Plan of Merger by and between the Issuer, a subsidiary of the Issuer and TXI, dated as of January 27, 2014 (the “Merger Agreement”).

CUSIP No.573284106

(1)	Names of reporting person: South Dakota Asset Holding I.R.S. Identification Nos. of above persons (entities only): NA
(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒
(3)	SEC use only:
(4)	Place of incorporation: Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 1,466,259
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 1,466,259
(8) Shared Dispositive Power: 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,466,259
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA
(11)	Percent of Class Represented by Amount in Row (9): 2.20%.2
(12)	Type of Reporting Person: CO

2 This percentage is calculated based upon 66,604,000 shares expected to be outstanding on a pro-forma basis as of March 31, 2014, as set forth in the Issuer’s registration statement filed on Form S-4 with the Securities and Exchange Commission on May 21, 2014, giving effect to the number of shares expected to be issued by the Issuer to holders of common stock of TXI  in connection with the Merger Agreement.

CUSIP No.573284106
(1)	Names of reporting person: Wyoming Asset Holding I.R.S. Identification Nos. of above persons (entities only): NA
(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒
(3)	SEC use only:
(4)	Place of incorporation: Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 1,466,259
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 1,466,259
(8) Shared Dispositive Power: 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,466,259
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA
(11)	Percent of Class Represented by Amount in Row (9): 2.20%.3
(12)	Type of Reporting Person: CO

3 This percentage is calculated based upon 66,604,000 shares expected to be outstanding on a pro-forma basis as of March 31, 2014, as set forth in the Issuer’s registration statement filed on Form S-4 with the Securities and Exchange Commission on May 21, 2014, giving effect to the number of shares expected to be issued by the Issuer to holders of common stock of TXI  in connection with the Merger Agreement.

CUSIP No.573284106
(1)	Names of reporting person: Ms. Heba Iskander I.R.S. Identification Nos. of above persons (entities only): NA
(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒
(3)	SEC use only:
(4)	Place of citizenship: Egypt
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 0
(6) Shared Voting Power: 4,398,778
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 4,398,778

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,398,778.
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA
(11)	Percent of Class Represented by Amount in Row (9): 6.60%.4
(12)	Type of Reporting Person: IN

4 This percentage is calculated based upon 66,604,000 shares expected to be outstanding on a pro-forma basis as of March 31, 2014, as set forth in the Issuer’s registration statement filed on Form S-4 with the Securities and Exchange Commission on May 21, 2014, giving effect to the number of shares expected to be issued by the Issuer to holders of common stock of TXI  in connection with the Merger Agreement.

Item 1(a).	Name of Issuer: Martin Marietta Materials, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: The principal executive offices of Martin Marietta Materials, Inc. are located at 2710 Wycliff Road, Raleigh, North Carolina 27607.
Item 2(a).	Name of Person Filing:

A.	Nevada Asset Holding
B.	South Dakota Asset Holding
C.	Wyoming Asset Holding
D.	Ms. Heba Iskander
Item 2(b).	Address of Principal Business Office or, if none, Residence:
A.	The registered address of Nevada Asset Holding is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
B.	The registered address of South Dakota Asset Holding is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
C.	The registered address of Wyoming Asset Holding is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
D.	The principal business office of Heba Iskander is c/o Orascom Construction Industries, 2005A Corniche El Nil, Nile City South Tower, Cairo, Egypt, 11221.
Item 2(c).	Citizenship:
A.	Nevada Asset Holding is an exempted company incorporated in the Cayman Islands with limited liability.
B.	South Dakota Asset Holding is an exempted company incorporated in the Cayman Islands with limited liability.
C.	Wyoming Asset Holding is an exempted company incorporated in the Cayman Islands with limited liability.
D.	Ms. Heba Iskander is a citizen of Egypt.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”).
Item 2(e).	CUSIP Number: 573284106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑
Item 4.	Ownership

A. Nevada Asset Holding
(a)	Amount beneficially owned: 1,466,260
(b)
Percent of class: 2.20%.  The securities are owned by Nevada Asset Holding. The entire share capital of Nevada Asset Holding is held by the Nevada Fund, whose beneficiaries are principally Mr.  Nassef Nassef Onsi Naguib Sawiris.  By virtue of her role as Protector of the Nevada Fund, Ms. Iskander may be deemed to be the beneficial owner of the shares of Common Stock held by Nevada Asset Holding.

(c)	Number of shares to which the person has:
	(i)	Sole Voting Power: 1,466,260
	(ii)	Shared Voting Power: 0
	(iii)	Sole Dispositive Power: 1,466,260
	(iv)	Shared Dispositive Power: 0

B. South Dakota Asset Holding

(a)	Amount beneficially owned: 1,466,259
(b)	Percent of class: 2.20%. The securities are owned by South Dakota Asset Holding. The entire share capital of South Dakota Asset Holding is held by the South Dakota Fund, whose beneficiaries are principally Mr. Samih Nassef Onsi Naguib Sawiris. By virtue of her role as Protector of the South Dakota Fund, Ms. Iskander may be deemed to be the beneficial owner of the shares of Common Stock held by South Dakota Asset Holding.

(c)	Number of shares to which the person has:

	(i)	Sole Voting Power: 1,466,259
	(ii)	Shared Voting Power: 0
	(iii)	Sole Dispositive Power: 1,466,259
	(iv)	Shared Dispositive Power: 0
C. Wyoming Asset Holding

(a)	Amount beneficially owned: 1,466,259
(b)
Percent of class: 2.20%.  The securities are owned by Wyoming Asset Holding. The entire share capital of Wyoming Asset Holding is held by the Wyoming Fund, whose beneficiaries are principally Miss Yousriya Nassef Onsi Naguib Sawiris.  By virtue of her role as Protector of the Wyoming Fund, Ms. Iskander may be deemed to be the beneficial owner of the shares of Common Stock held by Wyoming Asset Holding.

(c)	Number of shares to which the person has:

	(i)	Sole Voting Power: 1,466,259
	(ii)	Shared Voting Power: 0
	(iii)	Sole Dispositive Power: 1,466,259
	(iv)	Shared Dispositive Power: 0

D. Ms. Heba Iskander
(a)	Amount beneficially owned: 4,398,778
(b)
Percent of class: 6.60%.  Legal title to the securities is held by Nevada Asset Holding, South Dakota Asset Holding and Wyoming Asset Holding. By virtue of her role as Protector of each of the Nevada Fund, the South Dakota Fund and the Wyoming Fund, Ms. Iskander may be deemed to be the beneficial owner of the shares of Common Stock held by Nevada Asset Holding, South Dakota Asset Holding and Wyoming Asset Holding.

(c)	Number of shares to which the person has:
	(i)	Sole Voting Power: 0
	(ii)	Shared Voting Power: 4,398,778
	(iii)	Sole Dispositive Power: 0
	(iv)	Shared Dispositive Power: 4,398,778
Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See Item 2 above and Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Each of the Reporting Persons herby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: July 11, 2014
By:	Nevada Asset Holding
Fiona Barrie
Director
Signature:	/s/ Fiona Barrie

Date: July 11, 2014

By:	South Dakota Asset Holding
Fiona Barrie
Director
Signature:	/s/ Fiona Barrie

Date: July 11, 2014

By:	Wyoming Asset Holding
Fiona Barrie
Director
Signature:	/s/ Fiona Barrie

Date: July 11, 2014

Ms. Heba Iskander
Signature:	/s/ Heba Iskander